MEDICURE INC.
2008 ANNUAL REPORT

>>> A HEART FOR LIFE

AGGRASTAT

>>> Contents

Product Pipeline	1
Message to Shareholders	2
Management’s Discussion & Analysis	4
Auditors’ Report	23
Consolidated Financial stateMents	24
Notes to Consolidated Financial stateMents	28

>>> Product Pipeline

Medicure also possesses the MC-1 Acute Cardioprotection Phase III development program which is currently on hold

AGGRASTAT®*

  Approved by the FDA for the treatment of Acute Coronary Syndrome
  Reduces Death and MI in high-risk patients with ACS by 41%**
  Competes in the $500 million dollar annual GP IIb/IIIa inhibitor market
  Strong record of clinical efficacy and safety
  Lowest price GP IIb/IIIa

MC-1 CHRONIC

  Naturally occurring small molecule
  Extensive clinical history and excellent safety profile
  Cardiovascular and metabolic clinical opportunities; lipids, diabetes, and hypertension
  Non-cardiovascular clinical opportunity; neurological disorders

ANTITHROMBOTIC PROGRAM

  Dual acting anti-coagulants and platelet aggregation inhibitors
  Library of proprietary small molecules
  Preclinical lead candidate: MC-45308
*	Please see full prescribing information
**	PRISM PLUS investigators,
NEJM. 1998; 338:1488-1497

>>> Message to Shareholders
August 2008

I had anticipated that this fiscal year’s message to shareholders would be about achieving our clinical goal for MC-1—providing added protection to acutely ill patients undergoing cardiac surgery. This would have unlocked value for our shareholders and rewarded our employees for a decade of hard work. However, as is sometimes the case in drug development, our Phase III MEND-CABG II study did not demonstrate clinical efficacy of MC-1.

Medicure has adjusted to this new reality by focusing efforts on its commercial business with AGGRASTAT® — a compound with good recognition from customers, supportive clinical data, a long track record of utilization and safety, and a well established market to compete in. Our sales and marketing team is leveraging AGGRASTAT®’s key clinical and economic advantages into expanding sales and earning new business and looks forward to building on recent successes in fiscal 2009 and beyond.

In addition to our primary focus on AGGRASTAT®, we are also continuing to explore potential applications of MC-1 in chronic conditions. Over the 10 years of MC-1’s development we undertook a number of preclinical and clinical studies to evaluate the product’s potential use in type II diabetes, dyslipidemia, hypertension, and other non-cardiovascular disorders and we are now in the process of determining the most prudent and appropriate development path for MC-1, or related compounds, going forward.

I want to thank all our dedicated shareholders and employees who have persevered with the Company over the past fiscal year. I also want to send my regrets to those employees and shareholders that have left us this year, and let them know that we genuinely appreciate their time and investment with us. Although it was a difficult year, we have adjusted our business plan and we believe that, through consistent execution and prudent development, we can build Medicure into a leading biopharmaceutical company.

Yours sincerely,

/s/ Albert D. Friesen

Albert D. Friesen, Ph.D
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

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>>> Management’s Discussion & Analysis
August 27, 2008

The following discussion and analysis should be read in conjunction with Medicure Inc.’s (the “Company”) audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles and the Company’s Annual Report on Form 20-F for the year-ended May 31, 2008. Except as described in note 14 of the audited consolidated financial statements, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company’s fiscal years, which end on May 31.

OVERVIEW

In fiscal 2008, the Company was focused on two major objectives; the 3,000 patient Phase III trial of MC-1 for protection of ischemic reperfusion injury during Coronary Artery By-pass Graft surgery (CABG), entitled MEND-CABG II and secondly on increasing the sales of AGGRASTAT®. In February 2008 the Company announced that the Phase 3 trial, MEND-CABG II, did not meet the primary end point and therefore would not file an application for regulatory approval of the use of MC-1, for this indication. It further announced that the MC-1 development for the acute indication of CABG, ACS and Stroke would be put on hold and the primary focus would shift to expanding sales of AGGRASTAT® through its Commercial division and that the Company’s Research and Development activity would focus on exploring other clinical applications of MC-1.

The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. The trial was designed to evaluate the effect of Medicure’s lead product MC-1, versus placebo, on the incidence of cardiovascular death or nonfatal myocardial infarction up to and including 30 days following coronary artery bypass graft (CABG) surgery. Based on the results, the Company does not plan, at present, to submit an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication (“MC-1 CABG”). The Company’s will undertake a further review of MC-1’s use in protecting against ischemic reperfusion injury as resources permit, and will in due course determine what if any further investigation is warranted. The Company will also use information gained from the MC-1 CABG study to facilitate the investigation of alternative applications of MC -1.

As a result of the outcome of the MC-1 CABG study, the Company adopted a restructuring plan that involved reducing it’s head count by approximately 50 employees and full-time consultants in March 2008. This enabled the Company to conserve capital for ongoing operations. The Company is continuing its capital conservation efforts by reducing overhead and is exploring various alternatives for further strengthening its financial position and will provide additional guidance as appropriate.

The Company’s ability to continue in operation for the foreseeable future is dependent on effective execution of its business development and restructuring plans and on the securement of additional sources of financing. See the Critical Accounting Estimates and Changes in Accounting Policies for further details.

COMMERCIAL

In fiscal 2007, the Company acquired the U.S. rights to a commercial product, AGGRASTAT® Injection (tirofiban hydrochloride), in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI). The Company launched product sales and marketing efforts, with a targeted, dedicated cardiovascular sales force and medical science liaison organization during the second quarter of fiscal 2007. The acquisition of AGGRASTAT® initiated the commercial (sales and marketing) part of the business forming a base for revenue, the acquisition of other drugs that fit the commercial team and the potential to launch and market internally developed drugs.

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Net revenue from the sale of AGGRASTAT® for fiscal 2008 declined over the net revenue for fiscal 2007. Many factors contributed to this including, but not limited to, the lingering effects in the market of previous sales efforts, or the lack thereof, the challenge of reversing a long term decline in sales, and the diversion of the commercial group’s effort by activities associated with the development and planned launch of MC-1 for CABG. It also took time for Medicure to change its initial sales execution strategy from a third party contract sales force to an internal sales force managed directly in house. There has been quarter over quarter growth in revenues in each of the last two quarters of fiscal 2008. This recent progress in rebuilding AGGRASTAT®’s place in the market leads Management to anticipate significant additional progress in fiscal 2009.

RESEARCH AND DEVELOPMENT:

The following table summarizes the Company’s research and development product candidates, their therapeutic focus and their stage of development.

PRODUCT CANDIDATE	THERAPEUTIC FOCUS	STAGE OF DEVELOPMENT
MC-1	Coronary Artery Bypass Graft Surgery	Phase III – complete
did not meet primary end point
MC-1	Acute Coronary Syndrome (“ACS”)	Phase II complete – on hold *
MC-1	Stroke	Phase I complete – on hold
MC-1	Chronic use to lower metabolic parameters	Phase II studies - planning
MC-1	Chronic use for neurological indications	Phase II studies - planning
MC-4232	Diabetes/Hypertension	Phase II complete –on hold
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete – on hold
MC-45308	Anti-thrombotic small molecules	Discovery–pursuing partnership

* Completed MEND-1 angioplasty study, but intend to develop for related indication of ACS.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, for new indications and the discovery and development of other drug candidates. MC-1 is a naturally occurring small molecule that in both preclinical and clinical studies has shown potential for treating various forms of cardiovascular disease.

The Company is continuing to develop MC-1 for certain chronic cardiovascular and metabolic conditions, including for the treatment of hypertension, type II diabetes and dyslipidemia (“MC-1 Chronic”) as a monotherapy and/or a fixed dose combination. The Company had previously been developing MC-1 Chronic solely in fixed dose combinations for these chronic indications. This included MC-4232 (combination of MC-1 Chronic and lisinopril) and MC-4262 (combination of MC-1 Chronic and an Angiotensin Receptor Blocker). Medicure is also exploring the chronic use of the active substance in MC-1, pyrodixal 5 phosphate, for non-cardiovascular indications.

In parallel to the development of MC-1 Chronic, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program.

It is the Company’s intention to actively search for a pharmaceutical partnership for the development of MC-1 for chronic indications and for the advancement of molecules resulting from its drug discovery program. Partnerships will also be explored as a potential means to realize value from the MC-1 acute program which was put on hold in fiscal 2008. Such a partnership would potentially provide funding for future clinical trials, add experience to the product development process and bring in overall marketing expertise. While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has various compounds currently in early stage research and development. A novel series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. These compounds are patented and based on a vitamin B6 (pyridoxine) scaffold. A number of these compounds are active at nanomolar concentrations and selectively inhibit thrombin. In addition these compounds also inhibit platelet aggregation. These compounds are relatively simple to synthesize and can easily be chemically modified to obtain the desired ratio of anticoagulant/antiplatelet activity.

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The dual acting anticoagulant/antiplatelet molecules have shown activity in venous and arterial models of thrombosis. Acute toxicity studies in rats also demonstrate a favorable safety profile.

Through several years of this program the Company has built up a library of small molecules that provide a basis for a potential research partnership/collaboration to continue their development and optimization. Based on the Company’s resources, it is seeking to establish a licensing arrangement or R&D collaboration to advance these compounds to the next stage of development.

CRITICAL ACCOUNTING ESTIMATES
AND CHANGES IN ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to generally accepted accounting principles in the United States (“US GAAP”) is presented in note 14 to the audited consolidated financial statements for the year ended May 31, 2008. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company recorded a loss of $57,403,000 and negative cash flows from operations of $41,865,000 in the year ended May 31, 2008 and the Company reported an accumulated deficit of $135,233,000 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring included a significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

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CHANGES IN ACCOUNTING POLICIES

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income” (“Section 1530”), CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” (“Section 3861”), CICA Handbook Section 3865 “Hedges” (“Section 3865”), and CICA Handbook Section 3251 “Equity” (“Section 3251”). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

  Cash and cash equivalents are classified as “Held for trading”. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

  Accounts receivable are classified as “Loans and receivables”. They are measured at amortized cost using the effective interest rate method.

  Accounts payable and accrued liabilities and long-term debt are classified as “Other financial liabilities”. These items and any related transaction costs are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common equity based on their fair values using the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

Revenue recognition

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers. Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. In determining the amounts for these allowances and accruals, the Company uses estimates. The Company estimates chargebacks, discounts, product returns, and other rebates using the following factors: contract prices and terms with customers, estimated customer and wholesaler inventory levels, and average contractual chargeback rates.

Interest income is recognized as earned.

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Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

CICA Handbook Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. During the three and nine month periods ended February 29, 2008, the Company wrote-down certain intangible assets related to MC-1 CABG and AGGRASTAT® totaling $13,057,000.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

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Stock-based compensation

The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock-based compensation expense in fiscal 2008 of $563,272.

Recent Accounting Pronouncements Issued But Not Yet Adopted

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Section 1535, Capital Disclosures (“Section 1535”), requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3862, Financial Instruments – Disclosure (“Section 3862”) and Section 3863, Financial Statements – Presentation (“Section 3863”) replace Section 3861, Financial Statements – Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. These standards are effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3031, Inventories (“Section 3031”), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards.

In May 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation (“Section 1400”), to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on June 1, 2008.

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets (“Section 3064”). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2009.

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SELECTED FINANCIAL INFORMATION

The following is selected financial information about the Company for its 2008, 2007 and 2006 fiscal years:

(in thousands of CDN$, except per share data)	2008	2007	2006
Product sales, net	2,247	5,945	-
Other income	1,150	1,591	300
Research and development expenses	(28,660)	(23,336)	(10,219)
Investment tax credits	-	172	478
Selling, general and administrative expenses	(12,073)	(11,048)	(2,858)
Amortization	(2,653)	(2,289)	(107)
Impairment of intangible assets	(13,057)	-	-
Foreign exchange gain (loss)	79	(392)	(200)
Loss for the year	(57,402)	(31,703)	(12,607)
Basic and diluted loss per share	(0.46)	(0.30)	(0.17)
Total assets	34,805	59,786	38,814
Total liabilities	41,361	25,479	1,644
Deficit	(135,233)	(77,831)	(46,128)
Total capital stock, warrants and contributed surplus	128,677	112,137	83,297

Total Assets declined by $25 million to $34.8 million at May 31, 2008 as a result of the $13.1 million write -down of intangible assets, amortization of intangible assets (net of further investment in intangibles) of $2.1 million, the use of cash from operating activities of $41.9 million offset by the sources of cash from equity and debt issues of $34.5 million (net of debt repayments and debt issue expenses).

Total Liabilities increased by $15.9 million to $41.4 million at May 31, 2008 as a result of the issue of additional debt of $24.2 million less debt repayments of $4 million, debt issue expenses of $1.7 million and an unrealized foreign exchange gain on long-term debt of $1.3 million, offset by a reduction in accounts payable of $1.3 million.

QUARTERLY FINANCIAL INFORMATION
FOR 2008 AND 2007

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following is quarterly financial information about the Company, for its years ended May 31, 2008 and May 31, 2007:

	May 31,	February 28,	November 30,	August 31,
(in thousands of CDN$, except per share data)	2008	2008	2007	2007
Product sales, net	741	703	324	479
Other income	312	235	297	306
Loss for the period	(2,705)	(22,675)	(16,940)	(15,083)
Basic and diluted loss per share	(0.02)	(0.17)	(0.14)	(0.13)

	May 31,	February 28,	November 30,	August 31,
	2007	2007	2006	2006
Product sales, net	1,724	2,522	1,419	280
Other income	448	467	287	389
Loss for the period	(13,999)	(8,365)	(6,093)	(3,246)
Basic and diluted loss per share	(0.12)	(0.08)	(0.06)	(0.03)

The Company’s increasing quarterly losses during the first three quarters of fiscal 2008 were the result of the Phase 3 MEND-CABG II clinical trial which was completed in February 2008. In addition, the Company recorded an impairment

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charge of $13.1 million during the third quarter, as more fully described under “Impairment of Intangible Assets” below. The significant decline in the quarterly loss during the fourth quarter of fiscal 2008 was the result of the completion of this trial and the corporate restructuring in March 2008 (note 1). The Company’s increasing quarterly loss in fiscal 2007 relates primarily to the initiation and enrollment of patients in the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007. The operations of the Company are not subject to any material seasonality or cyclicality factors.

FOURTH QUARTER

The significant decline in the quarterly loss during the fourth quarter of fiscal 2008 as compared to the third quarter of fiscal 2008 was the result of the completion of the Phase 3 MEND-CABG II trial and the corporate restructuring in March 2008 (note 1).

RESULTS OF OPERATIONS

Year Ended May 31, 2008 as Compared to Year Ended May 31, 2007

Revenue

The change in revenue for the fiscal year ended May 31, 2008 and May 31, 2007 are reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Product sales, net	2,247	5,945	(3,698)

Net product sales reflect gross sales less estimated wholesaler chargebacks, returns and discounts at the time of initial sale. The Company currently sells AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Net product sales were lower for the year ended May 31, 2008 as compared to fiscal 2007 for several reasons including the reconfiguring of the Company’s commercial operations during the first quarter of fiscal 2008 and the decline in demand from hospitals. While the Company’s focus has been on stabilizing revenues, it was recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. This transition will require additional time to fully implement and establish customer relationships in order to stabilize and eventually increase product revenues.

Cost of goods sold

The change in cost of goods sold for the fiscal year ended May 31, 2008 and May 31, 2007 are reflected in the following table:

		FISCAL YEAR ENDED
(in thousands of CDN$)	2008	2007	INCREASE
Cost of goods sold	606	388	218

Cost of goods sold represents direct product costs associated with AGGRASTAT® and royalties due to Merck & Co., Inc. based on net sales of AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

The increase in cost of goods sold was due to a write-down of obsolete inventory of $ 428,822 which was offset by lower product sales during the year.

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Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the fiscal year ended May 31, 2008 and May 31, 2007 are reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Selling, general, and administrative expenditures – AGGRASTAT®	6,782	6,716	66
Selling, general, and administrative expenditures – Other	5,291	4,332	959
Total selling, general, and administrative expenditures	12,073	11,048	1,025

Selling, general and administrative expenditures increased during the year ended May 31, 2008 as compared to fiscal 2007 mainly due to costs associated with the structuring of the financing agreements entered into during the year and the activities resulting from the Company’s restructuring efforts along with increases in some regulatory and capital tax costs.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the fiscal year ended May 31, 2008 and May 31, 2007 are reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Clinical trial programs	26,334	20,402	5,932
Pre-clinical programs	1,961	2,542	(581)
Other research and development costs	365	392	(27)
Total Research and Development expenditures	28,660	23,336	5,324

Research and development expenditures increased by $5,324,000 to $28,660,000 in fiscal 2008 as compared to $23,336,000 in fiscal 2007 due to the advancement and completion of the Phase 3 MEND-CABG II study during fiscal 2008.

CLINICAL TRIAL PROGRAMS

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase 3 clinical trials is generally substantially greater than that for phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for phase 3 trials. The investment in the clinical products is expensed for accounting purposes and is the key driver of the Company’s losses, which are a direct result of advancing programs forward.

MC-1 CABG PROGRAM

During the second quarter we continued our clinical development of MC-1 for the treatment of Coronary Artery Bypass Graft (CABG) patients. The Phase III MEND-CABG II trial was initiated following a positive PhaseII study called MEND-CABG I.

The MEND-CABG-I Study: The study was a Phase 2 placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company’s lead drug in reducing ischemic damage resulting from CABG procedures. The trial was conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research

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Institute (DCRI) and enrolled 901 patients. The Company reported top-line results up to post-operative day (POD) 30 in December 2005. Patients were also followed up to POD 90, which was 60 days after their last drug treatment. The safety analysis from MEND-CABG also demonstrated MC-1 was safe and well tolerated.

The MEND-CABG II Study: The Company initiated a single confirmatory Phase 3 study in patients undergoing CABG procedures in the second quarter of fiscal 2007. The Company completed enrollment of the 3,000 patients in September 2007 for the MEND-CABG II trial. Over 130 cardiac centres throughout North America and Europe participated in the study, which is managed by Duke Clinical Research Institute (DCRI) and Montreal Heart Institute. In February 2008, the Company announced that the study did not meet the primary endpoint. The key findings from the study were presented at the American College of Cardiology 57th Annual Scientific Session in April 2008. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication.

Cost incurred during the fiscal year related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs.

For the year ended May 31, 2008, total expenditures for the MEND-CABG program were $26,262,000, as compared to $20,258,000 in fiscal 2007 ..

MC-1 CHRONIC PROGRAM (FORMERLY MC-4232 PROGRAM)

The Company is continuing to explore the development of MC-1 in certain chronic cardiovascular, neurological and metabolic conditions, including as a monotherapy and/or fixed dose combination for the treatment of hypertension, type II diabetes and dyslipidemia.

The Company plans to advance significant clinical development of MC-1 Chronic only if sufficient resources can be obtained through partnerships.

The MATCHED Study: The Phase 2 study evaluated MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The results demonstrated the positive clinical effects of MC-1 on important primary and secondary blood pressure and metabolic endpoints.

Cost incurred during the current year related to data analysis and planning for future clinical development. For the year ended May 31, 2008, total expenditures for the MC-1 Chronic program were $28,500, as compared to $113,000 in fiscal 2007.

There are no planned significant clinical expenditures in fiscal 2009 as a result of the reporting of the Phase 3 MEND-CABG II study in February 2008.

PRECLINICAL PROGRAMS

The objective of the Company’s drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to pre-clinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further pre-clinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

The antithrombotic program focused on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). The Company has announced positive results from preclinical studies involving MC-45308. The studies examined the anticoagulant and antiplatelet activities of MC-45308 in both in vitro and in vivo experiments. Further development of the anti-thrombotic program is only planned if partnerships can be established.

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Impairment of Intangible Assets

The write-off of intangible assets for the year ended May 31, 2008 and 2007 is reflected in the following table:

			INCREASE
(in thousands of CDN$)	FY 2008	FY 2007	(DECREASE)
Impairment of intangible assets	13,057	–	13,057

During the year ended May 31, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long lived assets for impairment. During the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company decided to discontinue the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (“Section 3063”).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded a write-down of $884,000 relating to MC-1 and $12,173,000 relating to Aggrastat during the year.

Amortization

The change in amortization expense for the fiscal year ended May 31, 2008 and May 31, 2007 is reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Amortization	2,653	2,289	364

Amortization is consistent for year ended May 31, 2008 as compared to the year ended May 31, 2007. The majority of amortization expense in both periods relates the amortization of AGGRASTAT® intangibles.

Interest and Other Income

The change in interest and other income for the fiscal year ended May 31, 2008 and May 31, 2007 is reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Interest and Other Income	1,150	1,591	(441)

The decrease in interest and other income in fiscal 2008 is the result of lower cash and cash equivalents balance and lower interest rates as compared to the prior fiscal year. Investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

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Interest Expense

The change in interest expense for the fiscal year ended May 31, 2008 and May 31, 2007 is reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$)	2008	2007	(DECREASE)
Interest expense	3,831	1,958	1,873

The increase in interest expense in the year ended May 31, 2008 as compared to fiscal 2007 is primarily due to interest on the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008.

Foreign Exchange Gain (Loss)

The change in foreign exchange loss for the fiscal year ended May 31, 2008 and May 31, 2007 is reflected in the following table:

		FISCAL YEAR ENDED
(in thousands of CDN$)	2008	2007	INCREASE
Foreign exchange gain/(loss)	79	(392)	471

The foreign exchange gain in fiscal 2008 is due to a decrease in the strength of the U.S. dollar relative to the Canadian dollar in the period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars to finance the U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG II study, AGGRASTAT® expenses incurred in the U.S. and U.S. denominated long-term debt. As at May 31, 2008, the Company has approximately US$19.5 million in U.S. denominated cash and cash equivalents and restricted cash compared with US$36.2 million in long -term debt.

Loss for the Period

The consolidated net loss for fiscal year ended May 31, 2008 and May 31, 2007 is reflected in the following table:

		FISCAL YEAR ENDED
			INCREASE
(in thousands of CDN$ except per share data)	2008	2007	(DECREASE)
Loss	57,403	31,703	25,700
Loss per share	0.46	0.30	0.16

As discussed above, the consolidated net loss resulted mainly from costs of the Company’s clinical development programs, primarily being the Phase 3 MEND-CABG II study, and the write-down of MC-1 CABG and AGGRASTAT® intangible assets, increased net interest costs and decreased AGGRASTAT® product revenues.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and the exercise of stock options, and interest on excess funds held.

Cash used in operating activities for fiscal 2008 increased $16.7 million to $41.9 million compared to $25.2 million for fiscal 2007 as a result of a $3.7 million reduction in sales, and increase in general and administrative expenses of $1.0 million, an increase in research and development expenses of $5.3 million, increased net financing costs of $2.3 million and a $4.0 million decline in cash provided by working capital compared to the prior year.

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Cash provided by financing activities in fiscal 2008 was $22,586,000, compared to $45,021,000 in fiscal 2007. The cash inflow during the current period resulted from two financings in September 2007. First, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a return based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$ 10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. Second, the Company closed a private placement with investors raising gross proceeds of US$16 Million. Under the terms of the securities purchase agreements, the Company issued approximately 13.9 million common shares together with warrants to purchase approximately 4.37 million additional common shares (the common shares and warrants comprise the Units), at a price of US$1.15 per Unit. The warrants have a five year term and have an exercise price of US$1.50 each. These inflows were offset by $11,916,000 that was placed under restriction during the period as collateral for the Merrill Lynch Business Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility.

Cash used in investing activities in fiscal 2008 was $587,000, compared to $22,925,000 in fiscal 2007. The large decrease in cash used in investing activities in fiscal 2008 compared to fiscal 2007 is due to the Company’s acquisition of AGGRASTAT® in the first quarter of fiscal 2007.

At May 31, 2008 the Company had cash and cash equivalents totaling $11,905,000, as well as $11,916,000 of restricted cash, as compared to $31,770,000 of cash and cash equivalents as of May 31, 2007. During the year ended May 31, 2008 the Company announced unfavourable results from the Phase 3 MEND-CABG II trial, which has significantly impacted the Company’s future development plans of MC-1 CABG. See the Outlook section below for further discussion of the Company’s future plans.

Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

 The total number of common shares issued and outstanding at May 31, 2008 was 130,307,552 as compared to 116,314,509 at May 31, 2007.

As at August 27, 2008, the Company had 130,307,552 common shares outstanding and 6,627,683 and 16,065,381 options and warrants outstanding, respectively, to purchase common shares.

CONTRACTUAL OBLIGATIONS

As at May 31, 2008 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

CONTRACTUAL OBLIGATIONS PAYMENT DUE BY PERIOD
(in thousands of CDN$)	TOTAL	2009	2010-2011	2012-2013	THEREAFTER
Purchase Agreement Commitments	2,233	1,600	633	$-	$-
Long-term debt	36,741	1,986	9,930	2,549	22,276
Total	$38,974	$3,586	$10,563	$2,549	$22,276

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $2,233,000 over the term of the agreement, which expires in fiscal 2010.

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In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$ 10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$ 6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC -1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

Long-term debt obligations reflect principal repayment obligations (excluding interest payments) over the term of this debt and the Merrill Lynch Business Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility secured in August 2006. The long-term debt obligations of the Birmingham agreement equal the total minimum annual returns over the term of the agreement discounted using an effective interest rate of 13.3% .

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

The contracts with the clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2008, the Company has no commitments related to clinical research agreements with CROs.

In addition, as at May 31, 2008, the Company has committed to fund up to a maximum of $26,255,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at May 31, 2008, the Company has provided a research advance of $200,000 (May 31, 2007 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

GUARANTEES

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

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ROYALTIES

The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® beginning in January 2007. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones and ranged between 5-20% of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company does not believe that its results of operations or cash flows would be materially affected by sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at May 31, 2008.

RELATED PARTY TRANSACTIONS

During the year ended May 31, 2008 the Company paid companies controlled by a director, a total of $348,000 (May 31, 2007 – $358,000), respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company’s strategic focus in fiscal 2009 will be to continue sales and marketing efforts of AGGRASTAT®, and evaluate development opportunities for MC-1 in chronic cardiovascular as well as non cardiovascular indications, secure additional sources of funding and to continue to focus on cost savings measures.

The Company expects to continue to incur operating losses throughout fiscal 2009 as it proceeds with implementing its strategic focus. Research and development expenses are expected to be significantly lower in fiscal 2009 as compared to fiscal 2008. Sales and marketing expenses are expected to be comparable to fiscal 2008 with some increase in revenue from sales of AGGRASTAT®.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1 Chronic, MC-1 Acute and its preclinical antithrombotic program. Such a partnership would provide funding for research and development in the respective program and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and any future product royalties.

The Company believes it has sufficient resources to fund operations to the end of the 2009 fiscal year. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

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Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

The Company has reported a loss of $57,403,000 and negative cash flows from operations of $41,865,000 in the year ended May 31, 2008, and the Company has reported an accumulated a deficit of $135,233,000 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring included a significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or further deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to increase operating revenue and continue to reduce operating expenses and to secure additional funding within the next six months through partnerships and/or equity financing. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing the Company’s financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The Company’s financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information that is required to be disclosed in prescribed filings and reports that are filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) as appropriate to allow timely decisions regarding required disclosure.

The CEO and CFO have evaluated the Company’s disclosure controls and procedures as of May 31, 2008 and have concluded that such controls and procedures were not effective to provide reasonable assurance that material information relating to the Company was reported as required because we identified a material weakness in the design of our internal control over financial reporting as described below.

INTERNAL CONTROLS AND FINANCIAL REPORTING

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”) and reconciled to United States GAAP.

 Management assessed the effectiveness of the design of internal control over financial reporting as at May 31, 2008. Based on this assessment, management concludes that as of May 31, 2008, the design of internal controls over financial reporting is not effective as a result of the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with managements assessment of the design of internal control over financial reporting referred to above, management has identified the following material weakness in the Company internal control over financial reporting as of May 31, 2008:

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The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of United States GAAP. Specifically, there are insufficient personnel to allow for the independent preparation and review of the reconciliation from Canadian GAAP to United States GAAP as disclosed in Note 14 to the financial statements. This control deficiency resulted in adjustments to the disclosure in the financial statements prior to their issuance. This control deficiency results in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

CHANGES IN INTERNAL CONTROLS

There were no changes to the Company’s internal controls over financial reporting during the year ended May 31, 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. Subsequent to May 31, 2008, the Chief Financial Officer resigned and was replaced.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

RISKS AND UNCERTAINTY

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for our products, including MC-1 Chronic. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be our ability to achieve market penetration of AGGRASTAT®. At the present time we are not prepared to provide a forecast level of revenues that we will realize from sales of AGGRASTAT® or from the other products that we may successfully develop and commercialize. We are therefore not prepared to estimate when we will achieve profitability, if at all.

The Company’s business, financial condition and results of operations will depend to a large extent on its ability to obtain additional financing which may not be available under favorable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

 In March 2008, the Company announced a significant corporate restructuring stemming from the unfavorable results of the Phase 3 MEND-CABG II trial. This restructuring includes the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to the fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of cash and/or further deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to increase operating revenue and reduce operating expenses and to secure additional funding within the next six months through partnerships and/or equity financing. There is no certainty that that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue.

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The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to further reduce or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements and information which may not be based on historical fact, which may be identified by the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding:

  our intention to further advance our commercial operation and increase AGGRASTAT® product revenue;

  our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing;

  our ongoing corporate restructuring plan;

  our intention to discover and develop new pharmaceuticals;

  our intention to license the sale and distribution of any products we may commercialize to larger, international pharmaceutical companies;

  our plan to move forward with a clinical development program for MC-1in chronic indications;

  our intention to build a pipeline of pre-clinical products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development;

  our evaluation of other drug candidates for potential license with the objective of further broadening our product and patent portfolio; and

  our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential development and commercialization of our product candidates.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation:

  the ability to meet its debt obligations;

  dependence on collaborative partners;

  sufficient working capital to meet current obligations;

  our ability to continue as a going concern;

  the competitive landscape in the markets which we compete, pricing and/or Medicare/Medicaid positioning for AGGRASTAT®;

  the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and to carry on research and development programs related to MC-1 or other products;

  unanticipated interruptions in our manufacturing operations;

  significant changes in foreign exchange rate;

  the impact of new discoveries and scientific information that affect the competitive positioning of AGGRASTAT® and/or its competitors;

  the impact of competitive products and pricing;

  the compliance with all long-term debt covenants and obligations;

  the expense and outcome of certain legal and regulatory proceedings and expense thereto;

  the nature of the market for MC-1 in the treatment of chronic cardiovascular and metabolic indications;

  the regulatory approval process leading to commercialization;

21

  fluctuations in operating results, and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators;

  our ability to anticipate and manage the risks associated with the foregoing, contractual disagreements with third parties;

  the unpredictability of protection provided by our patents;

  the results of continuing safety and efficacy studies by industry and government agencies;

  the regulatory environment and decisions by regulatory bodies impacting our products, fees relating to our products and the feasibility of additional clinical trials;

  the company’s stage of development;

  lack of product revenues;

  the company’s limited marketing experience

  additional capital requirements;

  risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products;

  the ability to protect its intellectual property;

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law.

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2008, which can be obtained on SEDAR (www.sedar.com).

22

>>> Auditors’ Report
To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended May 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period May 31, 2008, in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Winnipeg, Canada
August 26, 2008

23

MEDICURE INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

MAY 31, 2008 AND 2007

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$11,904,930	$31,770,320
Accounts receivable (note 4)	884,343	2,048,260
Inventories (note 5)	316,359	640,004
Research advance (note 11)	200,000	200,000
Prepaid expenses	1,097,104	1,168,603
	14,402,736	35,827,187
Property and equipment (note 6)	132,887	196,521
Restricted cash (note 3)	11,916,000	–
Intangible assets (note 7)	8,353,610	23,412,131
Deferred debt issue expenses (note 8)	–	349,963
	$34,805,233	$59,785,802
Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities:
Accounts payable and accrued liabilities	$7,174,474	$8,536,869
Current portion of long-term debt (note 8)	1,986,000	6,160,896
	9,160,474	14,697,765
Long-term debt (note 8)	32,200,919	10,781,568
Shareholders’ equity (deficiency):
Capital stock (note 9)	116,014,623	109,102,397
Warrants	9,094,635	–
Contributed surplus	3,568,055	3,035,024
Deficit	(135,233,473)	(77,830,952)
	(6,556,160)	34,306,469
Nature of operations - going concern (note 1)
Commitments and contingencies (note 11)
	$34,805,233	$59,785,802

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Friesen	/s/ Kishore Kapoor

Dr. A.D. Friesen	Mr. Kishore Kapoor
DIRECTOR	DIRECTOR

24

MEDICURE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

	2008	2007	2006
Revenue:
Product sales, net	$2,247,129	$5,944,730	$–
Expenses:
Cost of goods sold, excluding amortization	605,623	387,803	–
Selling, general and administrative	12,072,596	11,047,769	2,858,443
Research and development (note 11)	28,660,250	23,335,752	10,219,025
Investment tax credits	–	(171,927)	(478,473)
Impairment of intangible assets (note 7)	13,056,697	–	–
Amortization	2,652,566	2,288,745	107,379
	57,047,732	36,888,142	12,706,374
Loss before the undernoted	(54,800,603)	(30,943,412)	(12,706,374)
Other expenses (income):
Interest and other	(1,149,574)	(1,590,801)	(299,737)
Interest expense	3,830,838	1,958,380	–
Foreign exchange loss (gain), net	(79,346)	392,395	200,437
	2,601,918	759,974	(99,300)
Loss and comprehensive loss for the year	$(57,402,521)	$(31,703,386)	$(12,607,074)
Basic and diluted loss per share	$(0.46)	$(0.30)	$(0.17)
Weighted average number of common shares used in
computing basic and diluted loss per share	125,476,086	104,879,404	75,144,764

See accompanying notes to consolidated financial statements.

25

MEDICURE INC.
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

	2008	2007	2006
Capital stock:
Balance, beginning of year	$109,102,397	$81,226,634	$39,864,296
Adoption of financial instrument standards
(note 2(q))	(6,425,336)	–	–
Exercise of options for cash	90,241	347,456	405,482
Private placement for cash on August 19, 2005,
net of share issue costs of $545,544	–	–	4,139,406
Public offering for cash on January 4, 2006, net of
share issue costs of $1,154,850	–	–	10,857,650
Private placement for cash on May 9, 2006, net of
share issue costs of $2,373,792	–	–	25,959,800
Private placement on October 5, 2007, net of
issue costs of $714,445	13,247,321	–	–
Private placements on December 22 and
December 28, 2006, net of issue costs of $2,366,056	–	27,528,307	–
Balance, end of year	116,014,623	109,102,397	81,226,634
Warrants:
Balance, beginning of year	–	–	–
Adoption of financial instrument standards (note 2(q))	6,425,336	–	–
Warrants granted with long-term debt (note 8)	809,344	–	–
Private placement on October 5, 2007,
net of issue costs of $104,795	1,859,955	–	–
Balance, end of year	9,094,635	–	–
Contributed surplus:
Balance, beginning of year	3,035,024	2,070,670	996,301
Placement agent’s warrants granted	–	–	42,758
Stock-based compensation	563,272	1,025,310	1,184,800
Options exercised - transferred to capital stock	(30,241)	(60,956)	(153,189)
Balance, end of year	3,568,055	3,035,024	2,070,670
Deficit:
Balance, beginning of year	(77,830,952)	(46,127,566)	(33,520,492)
Loss and comprehensive loss for the year	(57,402,521)	(31,703,386)	(12,607,074)
Balance, end of year	(135,233,473)	(77,830,952)	(46,127,566)
Shareholders’ equity (deficiency)	$(6,556,160)	$34,306,469	$37,169,738
See accompanying notes to consolidated financial statements.

26

MEDICURE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

	2008	2007	2006
Cash provided by (used in):
Operating activities:
Loss for the year	$(57,402,521)	$(31,703,386)	$(12,607,074)
Adjustments for:
Amortization of property and equipment	78,222	41,187	32,797
Amortization of intangible assets	2,574,344	2,247,558	74,582
Amortization of deferred debt issue expenses	327,484	211,096	–
Write-off of property and equipment	–	–	17,212
Stock-based compensation	563,272	1,025,310	745,570
Write-off of inventory	428,822	–	–
Impairment of intangible assets	13,056,697	–	–
Unrealized foreign exchange gain on long-term debt	(1,258,804)	(825,221)	–
Change in the following:
Accounts receivable	1,163,917	(1,589,836)	11,342
Inventories	(105,177)	(640,004)	–
Prepaid expenses	71,499	(905,887)	135,488
Accounts payable and accrued liabilities	(1,362,395)	6,892,530	(1,088,415)
	(41,864,640)	(25,246,653)	(12,678,498)
Investing activities:
Acquisition of property and equipment	(14,588)	(187,045)	(19,671)
Acquisition of intangible assets	(572,520)	(22,737,848)	(1,224,223)
	(587,108)	(22,924,893)	(1,243,894)
Financing activities:
Issuance of common shares and warrants,
net of share issue costs	15,167,276	27,814,807	41,251,907
Proceeds from issuance of long-term debt and warrants	25,022,600	17,767,685	–
Repayments of long-term debt	(3,959,616)	–	–
Debt issue expenses	(1,727,902)	(561,059)	–
Cash placed under restriction	(11,916,000)	–	–
	22,586,358	45,021,433	41,251,907
Increase (decrease) in cash and cash equivalents	(19,865,390)	(3,150,113)	27,329,515
Cash and cash equivalents, beginning of year	31,770,320	34,920,433	7,590,918
Cash and cash equivalents, end of year	$11,904,930	$31,770,320	$34,920,433
Supplementary information:
Cash transactions:
Interest paid	$2,353,130	$1,574,209	$–
Interest received	1,023,347	1,596,616	207,718
Non-cash transactions:
Value assigned to stock options granted as consideration
for acquisition of intellectual property from third party
(note 6)	–	–	439,230
Value assigned to placement agent’s stock-based compensation related to August 19, 2005 private placement
(note 8(c))	–	–	42,758
See accompanying notes to consolidated financial statements.

27

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

1.	NATURE OF OPERATIONS - GOING CONCERN:

Medicure Inc. (the Company) is a biopharmaceutical company focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical product, MC-1, and the discovery and development of other drug candidates.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company has experienced a loss of $57,402,521 and negative cash flows from operations of $41,864,640 in the year ended May 31, 2008, and the Company has accumulated a deficit of $135,233,473 as at May 31, 2008. In March 2008, the Company announced a significant corporate restructuring stemming from the unfavourable results of the Phase 3 MEND-CABG II trial. This restructuring included the significant reduction in numbers of staff and in resources allocated to certain programs. Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt and commitments beyond the end of the 2009 fiscal year without additional sources of cash and/or deferral, reduction or elimination of significant planned expenditures. The Company’s plan to address the expected shortfall of working capital is to secure additional funding within the next six months and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 14 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited.

All significant inter-company transactions and balances have been eliminated.

28

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

(d)	Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid term deposits and commercial paper. The Company considers all highly liquid term deposits and commercial paper with terms to maturity when acquired of three months or less to be cash equivalents.

(e)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

ASSET	BASIS	ANNUAL RATE
Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	20%

(f)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Patents	5 - 20 year
Trademark	10 years
Technology license	8 years
Customer list	10 years

(g)	Deferred debt issue expenses:

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

(h)	Impairment of long-lived assets:

The carrying amount of long-lived assets which includes property and equipment and intangible assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

29

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

(i)	Stock-based compensation:

The Company has a stock option plan [note 9(c)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period. The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

(j)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

k)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

(l)	Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

(n)	Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The treasury stock method requires that diluted per share amounts be calculated as if all the common share equivalents, such as options and warrants where the average market price for the period exceeds the exercise price, had been exercised at the beginning of the reporting period or at the date of issue, if later, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all common share equivalents have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

(o)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

30

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation and contingencies, and fair val- ues assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

(q)	Changes in accounting policy:

On June 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountants (CICA) Hand- book Section 1530, Comprehensive Income (Section 1530), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855), CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation (Section 3861), CICA Handbook Section 3865, Hedges (Section 3865), and CICA Handbook Section 3251, Equity (Section 3251). These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity resulting from transactions and other events from non-owner sources. The Company does not have any items that required separate recognition outside of net income; as a result, the adoption of this section did not have an impact on the Company’s financial statements.

Section 3855 and Section 3861 provide guidance on the recognition, measurement, presentation and disclosure of financial assets, financial liabilities and derivative financial instruments. These standards require financial assets and financial liabilities, including derivatives, to initially be recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability.

Upon adoption of these new standards, the Company has made the following classifications:

  Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

  Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

These new standards are to be applied without restatement of prior periods. Upon initial adoption, all adjustments to the carrying value of financial assets and financial liabilities shall be recognized as an adjustment to the opening balance of deficit or accumulated in other comprehensive income, depending on the classification of existing assets and liabilities. The above classifications had no material impact on the Company’s financial statements at the time of adoption.

31

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

Upon adoption of these new standards, the Company reallocated $6,425,336 for warrants issued in prior fiscal years from common shares based on their fair values under the Black-Scholes model.

Section 3865 establishes standards for when and how hedge accounting can be applied as well as disclosure requirements. The Company does not currently have a hedging program in place, so the adoption of this section did not have an impact on the Company’s financial statements.

(r)	Recent accounting pronouncements issued but not yet adopted:

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements:

(i)

Section 1535, Capital Disclosures (Section 1535), requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

(ii)

Section 3862, Financial Instruments - Disclosure (Section 3862) and Section 3863, Financial Statements — Presentation (Section 3863) replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. These standards are effective for the Company for interim and annual financial statements beginning on June 1, 2008.

(iii)

Section 3031, Inventories (Section 3031), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2008.

(iv)

Section 1400, General Standards of Financial Statement Presentation (Section 1400) was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on June 1, 2008.

(v)

Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Standards concerning goodwill are unchanged from previous standards.

32

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

3.	RESTRICTED CASH

As at May 31, 2008, the Company has $11,916,000 (US$12,000,000) (May 31, 2007 - nil) in restricted cash, which is cash on deposit to secure the Merrill Lynch Financial Services Inc. (formerly Merrill Lynch Capital Canada Inc.) term loan facility (note 8). The term loan facility matures on February 1, 2010.

4.	ACCOUNTS RECEIVABLE

	2008	2007
Trade accounts receivable	$327,249	$1,164,386
SR&ED taxes receivable	–	408,927
Interest receivable	310,348	184,121
Other	246,746	290,826
	$884,343	$2,048,260

As at May 31, 2008, the trade accounts receivable consists of amounts owing from three customers which represent approximately 100 percent (May 31, 2007 - 98 percent) of trade accounts receivable.

5.	INVENTORIES

	2008	2007
Raw materials and packaging materials	$92,985	$366,796
Finished goods	223,374	273,208
	$316,359	$640,004

6.	PROPERTY AND EQUIPMENT

		ACCUMULATED	NET BOOK
May 31, 2008	COST	AMORTIZATION	VALUE
Computer equipment	$151,565	$137,827	$13,738
Furniture, fixtures and equipment	184,896	65,747	119,149
Leasehold improvements	20,671	20,671	–
	$357,132	$224,245	$132,887

		ACCUMULATED	NET BOOK
May 31, 2007	COST	AMORTIZATION	VALUE
Computer equipment	$138,586	$102,396	$36,190
Furniture, fixtures and equipment	183,287	25,116	158,171
Leasehold improvements	20,671	18,511	2,160
	$342,544	$146,023	$196,521

33

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

7.	INTANGIBLE ASSETS

	COST, NET OF	ACCUMULATED	NET BOOK
May 31, 2008	IMPAIRMENT	AMORTIZATION	VALUE
Patents	$11,263,893	$4,021,700	$7,242,193
Trademark	1,534,440	589,736	944,704
Customer list	270,784	104,071	166,713
	$13,069,117	$4,715,507	$8,353,610

		ACCUMULATED	NET BOOK
May 31, 2007	COST	AMORTIZATION	VALUE
Patents	$20,244,953	$1,915,341	$18,329,612
Trademark	3,760,874	284,565	3,476,309
Technology license	1,166,619	173,876	992,743
Customer list	663,684	50,217	613,467
	$25,836,130	$2,423,999	$23,412,131

As described in note 8, certain intangible assets are pledged as security against long-term debt.

During the year ended May 31, 2008, the Company determined that conditions had arisen which triggered the need to review certain of the Company’s long-lived assets for impairment. In particular, during the quarter ending February 29, 2008, the Company announced that the results from the Phase 3 MEND-CABG II clinical trial did not meet its primary endpoint. Based on the results, the Company does not plan on submitting an application for MC-1 marketing approval to the U.S. Food and Drug Administration for the CABG indication. The Company decided to discontinue the development of MC-1 as a monotherapy for acute indications such as CABG and announced a corporate restructuring in March 2008. These factors, along with a lower than originally projected AGGRASTAT® product market share has triggered the need to review the Company’s intangible assets for impairment under CICA Handbook Section 3063 (Section 3063).

Section 3063, Impairment of Long-Lived Assets, requires that a long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company has determined that the carrying value of patents, trademark, technology license, and customer list exceed their fair value based on discounted future cash flows and market prices for similar assets. Accordingly, the Company recorded an impairment write-down of $883,784 relating to MC-1 and $12,172,913 relating to AGGRASTAT® in the third quarter of fiscal 2008.

8.	LONG-TERM DEBT

	2008	2007
Birmingham long-term debt (a)	$22,460,084	$–
Merrill Lynch Business Financial Services Inc. (formerly
Merrill Lynch Capital Canada Inc.) term loan facility (b)	11,726,835	16,942,464
	34,186,919	16,942,464
Current portion of long-term debt (b)(iv)	(1,986,000)	(6,160,896)
	$32,200,919	$10,781,568

34

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

Principal repayments to maturity by fiscal year are as follows:
2009	$1,986,000
2010	9,930,000
2011	–
2012	824,878
2013	1,723,675
Thereafter	22,276,447
36,741,000
Less deferred debt issue expenses (net of accumulated amortization of $538,580)	(2,554,081)
$34,186,919

(a)

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments have been reflected in the effective interest rate calculation of the debt.

As disclosed in note 9(d), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at $809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity. The Company recorded a long-term debt liability of $24,213,256, representing the residual value of the proceeds received under the debt agreement. The Company also incurred debt issuance costs of $1,727,902, which it has recorded as a discount on the debt. The Company has imputed an effective interest rate of 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855 - Financial Instruments - Recognition and Measurement. As of May 31, 2008, the estimated fair value of the termination options is nil.

35

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

(b)

In August 2006, the Company obtained a term loan facility of US$15,840,000, maturing February 1, 2010, from Merrill Lynch Business Financial Services Inc. (Merrill) (formerly Merrill Lynch Capital Canada Inc.), Silicon Valley Bank and Oxford Finance Corporation. Interest is payable monthly at one-month LIBOR plus 6.5 percent per annum. In conjunction with the Birmingham debt financing transaction described above, the Company agreed to amendments to certain of the covenants provided for in the credit agreement. The term loan facility lenders and the Company have agreed:

	(i)	the Company will maintain a deposit of US$12 million in a cash collateral account to be held by Merrill, for the benefit of Merrill and the lenders (note 3).

(ii)

the Company will not be required to make any principal repayments on the term loan before maturity, except that the term loan lenders at their option, can require the Company to immediately repay US$2.0 million after September 17, 2008.

The term loan facility is secured by a subordinate security interest to Birmingham in the intellectual property rights of and related commercialization proceeds receivable by the Company in AGGRASTAT® and MC-1, the shares of Medicure Pharma Inc. and Medicure International Inc., and a first security interest in all remaining financial, physical, and intangible assets of the Company and its subsidiaries.

9.	CAPITAL STOCK:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding are as follows:

	NUMBER OF SHARES	$
Common shares:
Balance, May 31, 2005	$66,826,660	$39,864,296
Private placement for cash on August 19, 2005
net of share issue costs of $545,544	5,205,500	4,139,406
Public offering for cash on January 4, 2006
net of share issue costs of $1,154,850	7,750,000	10,857,650
Private placement for cash on May 9, 2006
net of share issue costs of $2,373,792	16,000,000	25,959,800
Exercise of options for cash	264,305	405,482
Balance, May 31, 2006	96,046,465	81,226,634
Private placement for cash on December 22, 2006,
net of share issue costs of $1,866,177	15,615,392	21,541,766
Private placement for cash on December 28, 2006,
net of share issue costs of $499,879	4,307,652	5,986,541
Exercise of options for cash	345,000	347,456
Balance, May 31, 2007	116,314,509	109,102,397
Private placement for cash on October 5, 2007,
net of share issue costs of $714,445	13,913,043	13,247,321
Exercise of options for cash	80,000	90,241
Adoption of financial instruments standards (note 2(q))	–	(6,425,336)
Balance, May 31, 2008	130,307,552	$116,014,623

36

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

A summary of the Company’s stock options is as follows:

	2008		2007
		WEIGHTED		WEIGHTED
	NUMBER OF	AVERAGE	NUMBER OF	AVERAGE
	OPTIONS	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
Balance, beginning of year	4,235,528	$1.52	3,300,028	$1.41
Granted	4,435,649	0.46	1,355,500	1.65
Exercised	(80,000)	0.75	(345,000)	0.83
Cancelled or expired	(1,873,494)	1.31	(75,000)	1.37
Balance, end of year	6,717,683	$0.87	4,235,528	$1.52
Options exercisable, end of year	2,138,028		2,318,028

	2008	2007	2006
Weighted average fair value per unit of options granted during the year at market value on grant date	$0.28	$1.07	$1.27
Weighted average fair value per unit of options granted during the year at above market value on grant date	–	–	0.34

Options outstanding at May 31, 2008 consist of the following:

			OPTIONS
RANGE OF		WEIGHTED AVERAGE	OUTSTANDING
EXERCISE	NUMBER	REMAINING	WEIGHTED AVERAGE	NUMBER
PRICES	OUTSTANDING	CONTRACTUAL	EXERCISE PRICE	EXERCISABLE
$0.09 - 1.95	6,467,683	8.3 years	$0.82	1,888,028
1.99 - 2.48	250,000	2.0 years	2.28	250,000
	6,717,683		$0.87	2,138,028

The compensation expense related to stock options granted under the stock option plan during fiscal 2008 aggregated $563,272 (2007 - $1,025,310). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected option life	6.8 years	6.5 years
Risk-free interest rate	3.99%	4.10%
Dividend yield	–	–
Expected volatility	63.19%	66.96%

37

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period from the date of issuance.

(d)	Warrants:

		EXERCISE		GRANTED		GRANTED
Issue	ORIGINAL	PRICE	MAY 31,	(EXERCISED)	MAY 31,	(EXERCISED)	MAY 31,
(Expiry date)	GRANTED	PER SHARE	2006	(CANCELLED)*	2007	(CANCELLED)*	2008
104,110 units
(August 19, 2008)	104,110	$1.18	104,110	–	104,110	–	104,110
2,602,750 units
(August 19, 2010)	2,602,750	1.18	2,602,750	–	2,602,750	–	2,602,750
4,000,000 units
(May 9, 2011)	4,000,000	US 2.10	4,000,000	–	4,000,000	–	4,000,000
3,984,608 units
(December 22, 2011)	3,984,608	US 1.70	–	3,984,608	3,984,608	–	3,984,608
1,000,000 units
(December 31, 2016)	1,000,000	US 1.26	–	–	–	1,000,000	1,000,000
4,373,913 units
(October 5, 2012)	4,373,913	US 1.50	–	–	–	4,373,913	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8(a).

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

10.	INCOME TAXES:

Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007
Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$2,136,000	$3,373,000
Share issue costs	1,065,000	1,440,000
Operating losses carried forward	5,429,000	2,419,000
Other	712,000	222,000
	9,342,000	7,454,000
Less valuation allowance	(9,342,000)	(7,454,000)
	$–	$–

38

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2008	2007	2006
Loss for the year:
Canadian	$5,111,984	$4,575,446	$2,951,941
Foreign	52,290,537	27,127,940	9,655,133
	$57,402,521	$31,703,386	$12,607,074
Canadian federal and provincial income taxes recovery at
27% (2007- 32.5%; 2006 - 35%)	$15,499,000	$10,304,000	$4,412,000
Foreign tax rate differential	(12,914,000)	(7,947,000)	(3,138,000)
Permanent differences	(126,000)	(333,000)	(265,000)
Change in statutory rates	(964,000)	(374,000)	(46,000)
Valuation allowance	(1,888,000)	(1,650,000)	(1,157,000)
Other	393,000	–	194,000
	$–	$–	$–

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by the Company’s wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2008, the Company has Canadian and foreign unutilized operating losses carried forward for income tax purposes of $10,876,162 and $97,770,849, respectively. These losses are available to be applied against taxable income of future years up to fiscal 2028. The Company also has scientific and development investment tax credits of $1,983,000 (2007 - $2,618,000) which can be applied against income taxes otherwise payable of future years up to fiscal 2028.

11.	COMMITMENTS AND CONTINGENCIES

	(a)	Commitments:

As at May 31, 2008 and in the normal course of business we have obligations to make future payments, represent- ing contracts and other commitments that are known and committed.

PURCHASE
AGREEMENT
COMMITMENTS
Contractual obligations payment due by fiscal period ending May 31:
2009	$1,600,000
2010	633,000
$2,233,000

In conjunction with the acquisition of AGGRASTAT®, the Company entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $2,233,000 over the term of the agreement, which expires in fiscal 2010.

As disclosed in note 8(a), in September 2007 the Company entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

39

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds:

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2008, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at May 31, 2008, the Company has committed to fund a further $26,255,128 in research and development activities under two development agreements with research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided. As at May 31, 2008, the Company has provided a research advance of $200,000 (2007 - $200,000) to one of these organizations, which is non-interest bearing, unsecured and repayable on demand.

(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties:

The Company is obligated to pay royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

Royalties were payable to Merck & Co., Inc., based on net sales of AGGRASTAT® in the United States and its territories beginning in January 2007. The calculation of royalties due was based on a sliding scale dependant on reaching certain net sales milestones and ranges between 5 and 20 percent of net sales as defined in the license agreement. Royalties due under the license agreement are included in cost of goods sold in the period in which the related sale is recognized. In January 2008, Merck & Co., agreed to terminate any future royalty payments on net sales of AGGRASTAT® as a result of its decision to divest its non-US commercial rights to AGGRASTAT®. The above royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (note 8).

12.	RELATED PARTY TRANSACTIONS

During the year ended May 31, 2008, the Company paid companies controlled by a director a total of $348,517 (2007 — $358,345; 2006 - $267,569) for office rent, supplies, property and equipment and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

40

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

13.	FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign exchange rates. The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value as it has a variable interest rate and the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company has entered into no futures or forward contracts as at May 31, 2008.

14.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2008, 2007 and 2006, research and development expense would have increased by $572,520, $618,330 and $1,663,453, respectively. Under U.S. GAAP, the related reduction in amortization expense is $179,587 for the year ended May 31, 2008 (2007 - $206,899; 2006 - $74,582). During the year ended May 31, 2008, the Company wrote-down its patent asset related to MC-1 (note 7). This asset was expensed previously under U.S. GAAP, resulting in an adjustment of $883,784 (2007 - nil, 2006 - nil).

	(b)	Change in accounting policy:

On June 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes (FIN 48), an interpretation of FASB Statement 109, Accounting for Income Taxes (SFAS 109). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the related tax authority.

The adoption of FIN 48 did not result in a change to the Company’s opening accumulated deficit as of June 1, 2007 nor did it impact fiscal 2008.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The company had no amounts accrued for the payment of interest and penalties as of May 31, 2008.

The Company is subject to tax examinations in all major taxing jurisdictions in which it operates (namely Canada, the United States and Barbados). The Company’s tax years 2004 through 2008 remain open in Canada for regular examination and tax years 2001 through 2008 for transfer pricing purposes. Furthermore, taxation years 2000 through 2008 remain open for examination in other jurisdictions.

41

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

In accordance with SFAS 109, the Company reviews all available positive and negative evidence to evaluate the recoverability of the deferred tax assets. This includes a review of such evidence as the carry-forward periods of the significant tax assets, the Company’s history of generating taxable income in its significant tax jurisdictions (namely Canada, the United States and Barbados), the Company’s cumulative profits or losses in recent years, and the Company’s projections of earnings in its significant jurisdictions. On a jurisdictional basis, the Company is in a cumulative loss position in all of its significant jurisdictions. For all jurisdictions, the Company continues to maintain a valuation allowance against all of its deferred income tax assets.

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.

(b)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	YEAR ENDED	YEAR ENDED	YEAR ENDED
	MAY 31,	MAY 31,	MAY 31,
	2008	2007	2006
Loss for the period, Canadian GAAP	$(57,402,521)	$(31,703,386)	$(12,607,074)
Adjustments for the following:
Intangible assets (a)	(572,520)	(618,330)	(1,663,453)
Amortization of intangible assets (a)	179,587	206,899	74,582
Scientific equipment		–	17,212
Amortization of scientific equipment		–	2,933
Impairment of intangible assets (a)	883,784	–	–
Loss for the period, U.S. GAAP	$(56,911,670)	$(32,114,817)	$(14,175,800)
Basic and diluted loss per share, U.S. GAAP	$(0.45)	$(0.31)	$(0.19)
Weighted average number of common shares	125,476,086	104,879,404	75,144,764

The impact of the measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

	YEAR ENDED	YEAR ENDED	YEAR ENDED
	MAY 31,	MAY 31,	MAY 31,
	2008	2007	2006
Operating activities	$(42,437,160)	$(25,864,983)	$(13,902,721)
Investing activities	(14,588)	(22,306,563)	(19,671)
Financing activities	22,586,358	45,021,433	41,251,907

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2008	2007
Deferred debt issue expenses	$2,554,081	$–
Long-term debt	36,741,000	–
Intangible assets	5,510,661	20,078,862
Capital stock and contributed surplus	144,921,967	128,382,255
Deficit	(154,320,725)	(97,409,055)

42

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

(c)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). Under the provisions of SFAS 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is required to adopt the provisions of SFAS 159 effective June 1, 2008.

In June 2007, the Emerging Issues Task Force issued EITF Issue 07-03, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development (EITF 07-03). EITF 07-03 addresses the diversity which exists with respect to the accounting for the non-refundable portion of a payment made by a research and development entity for future research and development activities. Under EITF 07-03, an entity would defer and capitalize non- refundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for fiscal years beginning after December 15, 2007 and interim periods within those years.

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF No. 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008.

43

MEDICURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

YEARS ENDED MAY 31, 2008, 2007 AND 2006

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5). The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

  How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

  How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

  How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

15.	SEGMENTED INFORMATION

The Company considers that it operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2007, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 39 percent, Customer B accounted for 33 percent, Customer C accounted for 25 percent, and the remaining four customers accounted for 3 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	2008	2007
Canada	$205,904	$251,543
Barbados	8,184,642	23,233,236
United States	95,951	123,873

16.	COMPARATIVE FIGURES

The comparative financial statements have been reclassified from statements previously presented to conform to the basis of presentation adopted in the current year’s financial statements.

44

BOARD OF DIRECTORS & CORPORATE GOVERNANCE

in an era of increased attention linked to corporate governance, Medicure inc. is committed to the highest standards, having adopted formal governance practices relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the united States Securities and exchange Commission and the american Stock exchange. We have addressed issues dealing with the responsibility of our Board of Directors and its various committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board’s and management’s performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

BOARD OF DIRECTORS	SENIOR	2008 ANNUAL AND
	MANAGEMENT TEAM	SPECIAL MEETING OF
Albert D. Friesen, PHD		SHAREHOLDERS
CHAIR, PRESIDENT & CEO, MEDICURE INC.	Albert D. Friesen, PHD
Kishore Kapoor, CA*#	PRESIDENT & CHIEF EXECUTIVE OFFICER	Wednesday, October 29, 2008 4:00 pm Central The Fairmont Winnipeg 2 Lombard Place Winnipeg, Manitoba R3B 0Y3 Canada
Gerald P. McDole, BSC, MBA*
Dawson J. Reimer, MAES
Arnold Naimark, MD, OC, OM*†	VICE PRESIDENT, OPERATIONS

Peter Quick, BE*	Dwayne henley, CA
CHIEF FINANCIAL OFFICER
David Banks, JD*
Ahmad Khalil, MD, PHD
MEDICAL DIRECTOR
* Independent and unrelated to the Company & member of audit and finance Committee, and the executive Compensation, nominating and Corporate Governance Committee	*
George Thomas, PHD
DIRECTOR, RESEARCH & DEVELOPMENT

† Chair, executive Compensation, nominating and Corporate Governance Committee	* Services provided through a consulting contract with Canam Bioresearch inc.

# Chair, audit and finance Committee

SHAREHOLDER INFORMATION

Auditors	Securities Counsel	Stock Listings
KPMG LLP	Lang Michener
Medicure’s shares are listed for trading on the Toronto Stock Exchange (TSX), under the symbol MPH.
One Lombard Place	BCE Place,
Winnipeg, MB R3B 0X3	181 Bay Street, Suite 2500
Toronto, ON M5J 2T7
Transfer Agent		Principal Photography: Ian McCausland
Computershare	Patent Counsel	Printed in Canada
© 2008 Medicure inc.
Investor Services Inc.	Ridout & Maybee
9th floor, 100 University Avenue	Queen Street East, 24th Floor
Toronto, ON M5J 2Y1	Toronto, ON M5C 3B1

Bankers	Merchant & Gould
TD Canada Trust	3200 iDS Centre,
80 South Eighth Street
Corporate Counsel	Minneapolis, MN 55402-22 5
Aikins Macaulay & Thorvaldson
30th Floor, 360 Main Street
Winnipeg, MB r3C 4G1

4-1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4 Canada

TEL . 204 487 7412
TF. 888 435 2220
FAX . 204 488 9823

www.medicure.com